99.9

CONSENT OF SERVICIOS Y PROYECTIS MINEROS de MEXICO S.A. de C.V.

The undersigned hereby consents to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company")being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral reserve and mineral resource calculations for the Ocampo mine;

2. The annual information form of the Company dated March 28, 2012, which includes reference to my name in connection with information relating to the Ocampo mine, and the properties described therein.

By: Ramon Luna, P. Geo
Title: Director
Company: Servicios y Proyectos Mineros de Mexico S.A. de C.V.

Date: March 28, 2012